VIA EDGAR AND FEDERAL EXPRESS

November 5, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: H. Roger Schwall

Dear Mr. Schwall:

Re:	PolyMet Mining Corp. Amended Form 20-F for the year ended January 31, 2008. Filed August 28, 2008, File No. 0-18701. Supplemental response filed August 15, 2008.

Set forth herein are PolyMet Mining Corp.’s (the “Company,” “we” “our” or “PolyMet”) responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 18, 2008, with respect to the Company’s Annual Report on Form 20-F/A for the year ended January 31, 2008 (the “Form 20-F”), filed with the Commission on August 28, 2008. As discussed with the Staff, the Company will file Amendment No. 2 to the Form 20-F (the “Form 20-F/A”) once we are informed that your comments have been satisfactorily addressed.

Courtesy copies of this letter have been sent to the Commission’s examiners via courier. For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

1.	Confirm for us that you will provide the following information contained in your prior letters to us in an amendment to your Form 20-F for the fiscal year ended January 31, 2008:
    from your letter dated February 29, 2008 – the response to comment 3 describing material changes made to internal controls, and the response to comment 4 regarding the audit report of the predecessor auditor;

    from your letter dated April 21, 2008 – the first two paragraphs of your response; and

    from your letter dated June 12, 2008 – the response to comment 4 describing how the related party agreements were approved, how you determine that the services are provided per any oral agreements, whether the agreements are arm’s length and if they will continue. This disclosure should be expanded to address all of the contracts discussed in the related party section, and specifically state, for each one, whether it is on terms obtainable from a third party.

RESPONSE: The Company will file an Amendment No. 2 to the Form 20-F for the fiscal year ended January 31, 2008 including the above items once we are informed that your comments have been satisfactorily addressed. The draft response for the second and third bullets above is included as part of our overall proposed related party note to the financial statements (which will also be included in our MD&A) which is attached as Appendix A to this response letter.

2

We note your response to our prior comment 3 and reissue it in part. Please delete the introductory clause in Appendix A that states “In addition to transactions disclosed elsewhere in these financial statements,” and confirm to us that you have disclosed all of the related party transactions required to be disclosed under Item 7.B of Form 20-F in this section of the Form 20- F. Summarize the material terms of, and services provided under, the oral contract to pay rent and office charges to Baja Mining Corp. of which Mr. Murray is a director. We also note the payments made to Group 4, an affiliate of Mr. Murray disclosed in note 5 to the compensation table on page 35 of the amended Form 20-F. Similarly, summarize the material terms of your agreement with Group 4 and, if it is written, file it as an exhibit.

RESPONSE: The draft response for our proposed related party note to the financial statements, which will also be included in our MD&A, is attached as Appendix A to this response letter. Appendix A incorporates the changes requested above. We confirm that we have disclosed all of the related party transactions required to be disclosed under Item 7.B of Form 20-F. The Company will file an Amendment No. 2 to the Form 20-F for the fiscal year ended January 31, 2008 incorporating the above items and including the written agreement with Group 4 once we are informed that your comments have been satisfactorily addressed.

Please do not hesitate to contact the undersigned at (646) 879-5970 or Niall Moore at (604) 669-4701 if you have any questions or comments regarding the foregoing responses.

Yours truly,

POLYMET MINING CORP.

Douglas Newby
Chief Financial Officer

Appendix A
Revised Related Party Disclosure for Amendment No. 2 to the Company’s
Form 20-F for the year ended January 31, 2008

9.	Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2008	2007	2006

Consulting fees paid to David Dreisinger, a Director of the Company	$63	$62	$37
Consulting fees paid to James Swearingen, a Director of the Company	55	60	41
Management fees paid to Group 4 Ventures, an affiliate controlled by the Executive Chairman of the Company	81	180	129
Rent and office charges paid to Baja Mining Corp., a company of which the Executive Chairman was a director	25	62	25
	$224	$364	$232

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2008, the Company paid $63,000 (2007 - $62,000 and 2006 - $37,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman and formally its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

During the year ended 31 January 2008, the Company paid $55,000 (2007 - $59,600 and 2006 - $41,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joe Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet’s General Manager and Chief Operating Officer.

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company’s board of directors who did not consider that formal approval and written contracts were necessary at that time. The Company believes that both of these contracts were at terms as least as good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

During the year ended 31 January 2008, the Company paid $81,000 (2007 - $180,000 and 2006 - $129,000) to Group 4 Ventures (“Group 4”) for management fees, at a fixed monthly rate in accordance with a written contract, primarily in connection with Mr. Murray’s role as President and Chief Executive Officer of the Company. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000 (2007 - $53,000 and 2006 - $50,000). Effective 1 July 2007, Mr. Murray’s employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as management fees and the contract with Group 4 was terminated.

During the year ended 31 January 2008, the Company paid $25,000 (2007 - $62,000 and 2006 - $25,000) to Baja Mining Corp. (“Baja”) primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.